**ATCO**
GROUP

*Corporate Office*

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 6, 2005


05008202

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 3 – Change in Officers/Directors/Trustees, filed May 6, 2005 for G. G. Tallman, resigned Director.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson
Leslie Lawson
Corporate Secretarial Administrator

Encl.




SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH. D.C.
202
SECTION

**FILE NO. 82-34744**

## Form 3 Submission - Change in Officers / Directors / Trustees

| Issuer : | Canadian Utilities Limited |
|---|---|

| | | |
|---|---|---|
| Civil Title: | Mr. | |
| First Name: | Gordon | |
| Middle Name: | Guy | |
| Surname: | Tallman | |
| Date of Birth (MM/DD/YYYY): | 08/09/1942 | |
| Has a PIF been submitted: | No | When: |

| Type of Change | Position Title | Effective Date |
|---|---|---|
| Terminated/Resigned | Director | 04/28/2005 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 05/06/2005 11:00:27 |
| Last Updated: | 05/06/2005 11:00:27 |